Daniel H. April Patrick J. Dolan John M. Hickey Megan H. Koehler	Of Counsel David F. Cunningham C.W.N. Thompson, Jr.

January 24, 2022

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on January 14, 2022 respecting post-effective amendment number 144 (“PEA 144”) to the registrant’s Registration Statement, filed via EDGAR on Form N-1A on November 29, 2021. This letter supersedes and replaces our letter to the staff dated January 21, 2022.

The revisions to the registration statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 28, 2022 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures. The staff noted that the registrant has in previous comment response letters respectfully declined certain comments from the staff, and with respect to those comments which are applicable to the disclosures in PEA 144, such comments continue to apply to the Funds’ disclosures. Accordingly, the registrant has reviewed such comments and the relevant disclosures of the Funds, and respectfully maintains its previous responses.

General Comments

1.                 The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 144 was filed will be included in the next post-effective amendment to the registrant’s registration statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 144.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

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2.               Explain supplementally why the registrant has determined that the European Union (“EU”) tax reclaim collection fees described in footnotes to “Other Expenses” caption of the Thornburg International Equity, Thornburg International Growth, Thornburg Small/Mid Cap Core, and Thornburg Investment Income Builder Funds’ “Annual Fund Operating Expenses” tables qualify as extraordinary expenses, as defined in Item 3, Instruction 3(c)(ii) of Form N-1A.

Response: The registrant engaged a third-party service provider to assist the referenced Funds in recovering certain amounts that the registrant believed were improperly withheld by the French tax authority. While the registrant did not pay any ongoing fees to the service provider, the service provider was entitled to receive a percentage of any amounts that the registrant successfully recovered from France. In fiscal year 2021, the referenced Funds received payments from France in respect of the withheld amounts, and the EU tax reclaim collection fees shown in the footnotes to those Funds’ Annual Fund Operating Expenses tables reflect the contingency fees that were paid to the service provider in connection with those payments from France. As explained in those footnotes, the fees paid to the service provider in 2021 would, if included in the Funds’ Annual Fund Operating Expenses tables, have increased the “Other Expenses” of each share class of the Funds by between 30-33 basis points for the Thornburg International Equity Fund, 13 basis points for the Thornburg Investment Income Builder Fund, 2 basis points for the Thornburg Small/Mid Cap Core Fund, and 0-1 basis point for the Thornburg International Growth Fund.

The registrant, including its Board of Trustees, has determined that the EU tax reclaim collection fees paid to the service provider in fiscal year 2021 are both unusual in nature and infrequent in occurrence, and therefore meet the definition of an “extraordinary expense” under Instruction 3(c)(ii) of Form N-1A. In this regard, the registrant notes the following factors which speak to the unusual nature and infrequency of those fees.

(a) Until the 2021 fiscal year, the registrant had never paid such fees before.

(b) The fees were incurred in connection with the pursuit of amounts withheld by the French tax authority. While the Funds invest in foreign issuers as part of their ordinary and typical activities, the Funds’ ordinary and typical activities do not include the engagement of service providers to challenge foreign tax authorities’ actions or the payment of amounts to such service providers.

(c) The service provider was engaged to help the Funds recover fees which were withheld by the French tax authority during the years 2009 to 2016. All of those withheld amounts – totaling approximately $132 million in aggregate across the four Funds – were repaid by the French tax authority during the Funds’ 2021 fiscal year. Pursuant to the Funds’ contract with the service provider, the service provider received a percentage of that recovery as the sole compensation for the service provider’s work on behalf of the Funds. The entirety of that payment to the service provider – totally approximately $25 million in aggregate among the four Funds – was paid during the 2021 fiscal year. The amounts recovered by the Funds in France,

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and the amounts paid to the service provider in respect of that recovery, are reflected in the Funds’ 2021 financial statements. Importantly, the registrant notes that its contract with the service provider for work in France has concluded, all amounts owed by the Funds to the service provider for the service provider’s work in France have been paid, and the service provider is therefore not entitled to any further compensation in respect of amounts paid to the Funds by the French tax authority. In that regard, the Funds have received additional payments from the French tax authority totaling more than $36 million for the years 2017-2018, and soon expect to receive additional payments of approximately $25 million from the French tax authority for the years 2019-2020, but because the service provider is no longer engaged by the registrant in France, the service provider will receive no compensation in respect of the payments from France for years 2017-2020. Similarly, should the Funds receive any payments from the French tax authority for the year 2021 or for any future year, the service provider would receive no compensation in respect of such payments. In the registrant’s view, the fact that all amounts owed to the service provider in respect of French reclaims were paid to the service provider during the 2021 fiscal year, and that no such amounts will be paid in future years, is indicative of the infrequent nature of those expenses.

(d) The registrant has engaged the same service provider to assist some of its series in recovering amounts withheld by the Swedish tax authority in years 2009-2014, and to assist in recovering amounts withheld by the Spanish tax authority in years 2008-2015. As was the case in France, the registrant’s contract with the service provider would require the applicable series to pay the service provider a percentage of any amounts recovered from the tax authorities in Sweden and Spain for those years. As of the date of this letter, however, the registrant’s efforts to recover amounts from Sweden and Spain have been unsuccessful, and it is uncertain whether the Funds will ever recover any such amounts in those countries. Accordingly, there is currently no reasonable expectation that the registrant will have to pay additional fees to the service provider in respect of its work in Sweden and Spain.

(e) The registrant also notes that, even if the registrant were successful in receiving payments from Sweden or Spain, the potential recovery amounts in those countries, and therefore the amounts that would have to be paid to the service provider, are significantly smaller than what the Funds received and paid in connection with France. Specifically, while the four Funds identified by the staff received approximately $132 million from the French tax authority in respect of the years for which the service provider was engaged, the registrant is seeking a total recovery of approximately $14 million from the Swedish tax authority, and approximately $28 million from the Spanish tax authority, for the years in which the service provider is engaged in those countries. Because the amounts owed to the registrant by those two countries are much smaller than what was owed by France, and because the service provider is only compensated in the event of a successful recovery by the registrant, any payment which would have to be made to the service provider in connection with amounts repaid by Sweden or Spain will be substantially less than what was paid to the service provider in respect of the registrant’s recoveries in France. This, in turn, means that any amounts paid to the service provider in respect of recoveries received from Sweden or Spain are expected to have a significantly smaller impact on the operating expenses of any of the registrant’s series. In that

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regard the registrant has determined that, based on its series’ current net assets, even if the registrant were to receive all amounts owed from Sweden and Spain at the same time, the compensation paid to the service provider in connection with those recoveries would have less than a $0.01/share impact on the expense ratios of all but one of the registrant’s series and less than a $0.02/share impact on the expense ratios of that series.

(f) Recognizing the unusual and infrequent nature of these EU tax reclaim collection fees, the registrant’s Board of Trustees has separately determined that such fees fall outside of the scope of the registrant’s expense limitation agreement with the registrant’s investment advisor.

3.               The staff previously asked the registrant to add disclosure indicating whether the Thornburg International Equity Fund expects to invest as a principal investment strategy in U.S. dollar-denominated or in foreign currency-denominated investments. The staff noted that the Fund’s risk disclosure includes a separate “Foreign Currency Risk” under the heading “Principal Investment Risks” and asked the registrant to add attendant investment strategy in accordance with Item 4 of Form N-1A.

Response: While the Fund’s investments may include both U.S. dollar-denominated and foreign currency-denominated investments, the Fund does not have a strategy of investing in any particular currency, and the fact that the Fund may hold investments denominated in either U.S. dollars or in other currencies is an outcome of the Fund’s principal strategy of investing in foreign common stocks and depositary receipts, as opposed to a strategy in and of itself. Accordingly, the registrant continues to believe it would not be helpful, necessary, or accurate to add disclosure within the “Principal Investment Strategies” portion of the prospectus regarding the Fund’s investments in U.S. and foreign-denominated currencies.

4.               The staff observed that the MSCI ACWI ex USA Net Total Return USD Index replaced the MSCI EAFE Net Total Return USD Index as the Thornburg International Equity Fund’s primary benchmark index and asked the registrant to provide additional disclosure explaining the reason(s) for the selection of a different index in accordance with Instruction 2(c) to Item 4 of N-1A.

Response: The registrant will add the requested disclosure under the heading “Past Performance of the Fund” to explain the Advisor’s reason for selection of a different primary index to address the requirements of Instruction 2(c) to Item 4 of Form N-1A.

5.               The staff noted that the Thornburg International Equity Fund, Thornburg Better World International Fund, and Thornburg Developing World Fund identify “Risks Affecting Investments in China” among those Funds’ principal investment risks, and that additional detail about those risks is included in the section entitled “Additional Information – Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” but that the Funds’ disclosures under the heading “Principal Investment Strategies” do not specifically refer to investments in China. The staff requested that if investments in Chinese issuers are a principal strategy of the Funds, disclosure be added to that effect in the discussion of the Funds’ principal investment strategies. Alternatively, the staff noted that if investments in Chinese issuers are not a principal strategy of the Funds, then the registrant should consider moving the description of the risks of such investments to the SAI in accordance with Item 16(b) of Form N-1A.

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Response: The registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. The registrant notes that investments specifically in Chinese issuers, or in the issuers of any particular country or region, are not principal investment strategies of any of the Funds, and the registrant believes it would be misleading to suggest to the Funds’ shareholders or potential investors that any of the Funds pursue a strategy which focuses on a particular country or region. The registrant also notes, however, that there are occasions when, through the application of the Funds’ investment processes, the Funds’ portfolios may become more weighted toward issuers in a particular country or region, including China. In instances where a Fund’s portfolio becomes more weighted toward a particular country or region, the registrant evaluates whether such weighting may introduce additional risks that rise to the level of principal risks of any of the Funds. That evaluation is based on a number of factors, including the specific political and economic circumstances of the country or region in question. In the case of China, the registrant is also mindful of the staff’s previous guidance, including the July 6, 2020 “Risk Spotlight” published by the SEC’s Division of Economic and Risk Analysis relating to U.S. investors’ exposure to domestic Chinese issuers. Where the registrant determines that a weighting toward a particular country or region may give rise to additional principal risks, the registrant believes that it is prudent, and consistent with applicable disclosure requirements, to include such disclosure in the prospectus in response to Items 4 and 9 of Form N-1A. In the present case, the referenced Funds’ current weightings toward Chinese issuers, and the registrant’s analysis of the risks relating to those investments, led the registrant to include the disclosure identified by the staff.

6.               The staff noted the Funds’ prospectus disclosures regarding environmental, social and governance (“ESG”) and made the following comments:

(a)	The staff asked the registrant to confirm supplementally that the Thornburg Better World International Fund is the only series of the registrant to utilize environmental, social and governance (“ESG”) considerations as a principal investment strategy.

(b)	The staff requested that the registrant add prospectus disclosure for the Thornburg Better World Fund describing how “ESG” is defined in the context of the Fund’s investment strategies, the source of that definition (e.g., is it determined by the Advisor), and to provide some examples of factors the Fund considers when evaluating whether issuers meet that ESG definition.

(c)	The staff also asked that the registrant revise the disclosure to indicate whether the Advisor considers ESG characteristics when evaluating each of the Thornburg Better World International Fund’s investments, or whether the Advisor may select investments for the Fund without consideration of ESG characteristics.

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(d)	The staff asked the registrant to disclose whether the Thornburg Better World International Fund uses a third-party scoring provider, a proprietary screen or some combination of both in conducting its due diligence with respect to selecting investments for the Fund with ESG characteristics, and, if applicable, describe the risks associated with the selection criteria from third-party providers.

(e)	The staff also noted that non-principal ESG risk disclosure, for Funds for which ESG considerations are not a principal investment strategy, should be relocated from the Form N-1A Item 9 disclosure in the prospectus to the Item 16(b) disclosure in the SAI.

(f)	The staff commented that the registrant should disclose, where appropriate, how the Thornburg Better World International Fund will approach relevant ESG proxy issues for the companies in which it invests, or alternatively, explain supplementally why it believes such disclosure is not required.

Response: See the registrant’s responses to the staff’s comments as follows:

(a)	The registrant confirms that the Thornburg Better World International Fund is the only series of the registrant to utilize ESG considerations as a principal investment strategy.

(b)	The registrant has added the requested disclosure to the prospectus.

(c)	The registrant has revised the disclosure to indicate that the Advisor assesses each issuer’s ESG characteristics as part of its investment process for the Thornburg Better World International Fund.

(d)	The registrant confirms that the Advisor does not rely on a third-party scoring provider or screener when selecting investments for the Thornburg Better World International Fund. While the Advisor may consider third party data as part of its evaluation of an investment, such data is not the only input considered by the Advisor, and the Advisor ultimately makes the ultimate decision on which investments to select for the Fund. To clarify this topic, we have added disclosure to the discussion of the Thornburg Better World International Fund’s principal investment strategies respecting the Advisor’s due diligence process for evaluating the ESG characteristics of each investment.

(e)	The registrant has moved the relevant non-principal ESG risk disclosure to the SAI with respect to the Funds for which ESG considerations are not a principal investments strategy.

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(f)	The registrant has delegated the authority to vote proxies for the Thornburg Better World International Fund’s portfolio investments to the Advisor, whose proxy voting polices, including those with respect relevant ESG proxy issues for the companies in which the Fund invests, are summarized in the Fund’s SAI. The registrant does not view proxy voting as a principal investment strategy of the Fund and does not believe that disclosure describing the proxy voting is appropriate for the Fund’s prospectus, and respectfully will continue to include disclosure about the Funds’ proxy voting in the SAI.

7.               The staff asked the registrant to confirm that the disclosures of the Thornburg Funds’ under the “Principal Investment Risks” headings correlate to the disclosures under the Funds’ respective “Principal Investment Strategies” headings, and that to the extent such correlation does not exist, the staff requested that the registrant revise the disclosures of the Funds’ principal investment strategies or principal investment risks as necessary to provide such correlation, or relocate the disclosure to the SAI.

Response: The registrant has reviewed the disclosures of the Funds’ principal investment strategies and principal investment risks and, subject to the other changes to those disclosures which are described in this letter, the registrant believes that the correlation of the disclosures of the Funds’ principal investment strategies and principal investment risks meets the requirements of Form N-1A. The registrant notes in this regard that not every investment which the Fund may make as a principal investment strategy has its own unique principal investments risks, as many investments share the same types of risks already identified under the heading “Principal Investment Risks.”

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April